Exhibit 99.2

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ayr Wellness Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ayr Wellness Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 13, 2024

Ayr Wellness Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	December 31, 2023	December 31, 2022
		Note 4
ASSETS
Current
Cash and cash equivalents	$50,766	$76,827
Accounts receivable, net	13,491	7,738
Inventory	106,363	99,810
Prepaid expenses, deposits, and other current assets	22,600	8,702
Assets held-for-sale	—	260,625
Total Current Assets	193,220	453,702
Non-current
Property, plant, and equipment, net	310,615	302,680
Intangible assets, net	687,988	744,709
Right-of-use assets - operating, net	127,024	121,340
Right-of-use assets - finance, net	40,671	43,222
Goodwill	94,108	94,108
Deposits and other assets	6,229	8,009
TOTAL ASSETS	$1,459,855	$1,767,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current
Trade payables	24,786	26,671
Accrued liabilities	40,918	25,470
Lease liabilities - operating - current portion	9,776	7,906
Lease liabilities - finance - current portion	9,789	9,529
Contingent consideration - current portion	—	63,429
Purchase consideration payable	—	2,849
Income tax payable	90,074	46,006
Debts payable - current portion	23,152	40,523
Liabilities held-for-sale	—	43,841
Accrued interest payable - current portion	1,983	2,581
Total Current Liabilities	200,478	268,805
Non-current
Deferred tax liabilities, net	64,965	72,413
Lease liabilities - operating - non-current portion	125,739	118,086
Lease liabilities - finance - non-current portion	18,007	24,016
Construction finance liabilities	38,205	36,181
Contingent consideration - non-current portion	—	26,661
Debts payable - non-current portion	167,351	136,315
Senior secured notes, net of debt issuance costs	243,955	244,682
Accrued interest payable - non-current portion	5,530	4,763
Other long- term liabilities	24,973	524
TOTAL LIABILITIES	889,203	932,446

Commitments and contingencies

Shareholders’ equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	—	—
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 64,574,077 and 60,909,492 shares, respectively	—	—
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,645,016 and 6,044,339 shares, respectively	—	—
Additional paid-in capital	1,370,600	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(783,101)	(510,668)
Equity of Ayr Wellness Inc.	581,778	833,324
Noncontrolling interests	(11,126)	2,000
TOTAL SHAREHOLDERS’ EQUITY	570,652	835,324
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,459,855	$1,767,770

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Year Ended
	December 31, 2023	December 31, 2022
		Note 4
Revenues, net of discounts	$463,630	$421,435

Cost of goods sold excluding fair value items	261,188	240,252
Incremental costs to acquire cannabis inventory in business combinations	—	6,217
Cost of goods sold	261,188	246,469

Gross profit	202,442	174,966

Operating expenses
Selling, general, and administrative	177,800	212,525
Impairment of goodwill and other assets	6,320	117,950
Depreciation and amortization	51,364	45,801
Acquisition and transaction costs	4,080	5,986
Loss (gain) on sale of assets	91	(8)
Total operating expenses	239,655	382,254

Loss from continuing operations	(37,213)	(207,288)

Other income (expense), net
Fair value gain on financial liabilities	23,023	63,088
Interest expense, net	(39,403)	(28,323)
Interest income	743	275
Other income, net	7,094	120
Total other (expense) income, net	(8,543)	35,160

Loss from continuing operations before income taxes and noncontrolling interest	(45,756)	(172,128)

Income taxes
Current tax provision	(54,839)	(43,161)
Deferred tax benefit (expense)	7,448	(1,588)
Total income taxes	(47,391)	(44,749)

Net loss from continuing operations	(93,147)	(216,877)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $182,464 for the year ended December 31, 2023)	(186,353)	(38,608)
Loss from discontinued operations	(186,353)	(38,608)

Net loss	(279,500)	(255,485)
Net loss attributable to noncontrolling interests	(7,067)	(10,019)
Net loss attributable to Ayr Wellness Inc.	$(272,433)	$(245,466)

Basic and diluted net loss per share
Continuing operations	$(1.16)	$(3.01)
Discontinued operations	(2.52)	(0.56)
Total (basic and diluted) net loss per share	$(3.68)	$(3.58)

Weighted average number of shares outstanding (basic and diluted)	74,096	68,635

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

		Subordinate,
		Restricted, and Limited					Accumulated other
	Multiple	Voting Shares	Exchangeable	Additional paid-			comprehensive	Accumulated	Noncontrolling
	Voting Shares	Number	Shares	in capital	Treasury stock		income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	—	1,020,063
Stock-based compensation	—	2,109	—	46,115	—	—	—	—	—	46,115
Tax withholding on stock-based compensation awards	—	(676)	—	(5,258)	—	—	—	—	—	(5,258)
Share issuance - related party - consulting services	—	76	—	707	—	—	—	—	—	707
Share issuance - business combinations	—	—	682	6,352	—	—	—	—	—	6,352
Share issuance - earn-out consideration	—	1,029	—	11,748	—	—	—	—	—	11,748
Conversion of Exchangeable Shares	—	2,006	(2,006)	—	—	—	—	—	—	—
Consolidation of variable interest entity	—	—	—	—	—	—	—	—	12,019	12,019
Exercise of options, net of options sold to cover income taxes	—	33	—	300	—	—	—	—	—	300
Repurchase of Equity Shares	—	(5)	—	(78)	(77)	(1,159)	—	—	—	(1,237)
Net loss	—	—	—	—	—	—	—	(245,466)	(10,019)	(255,485)
Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324

Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324
Stock-based compensation	—	3,262	—	16,412	—	—	—	—	—	16,412
Tax withholding on stock-based compensation awards	—	(93)	—	(366)	—	—	—	—	—	(366)
Shares issued for consulting services	—	66	—	79	—	—	—	—	—	79
Acquisition of variable interest entity	—	—	233	115	—	—	—	—	(6,059)	(5,944)
Share issuance - earn-out consideration	—	—	3,798	4,647	—	—	—	—	—	4,647
Conversion of Exchangeable Shares	—	430	(430)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(272,433)	(7,067)	(279,500)
Balance, December 31, 2023	3,696	64,574	9,645	1,370,600	(645)	(8,987)	3,266	(783,101)	(11,126)	570,652

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2023	December 31, 2022
Operating activities
Consolidated net loss	$(279,500)	$(255,485)
Less: Loss from discontinued operations (Note 4)	(3,889)	(38,608)
Net loss from continuing operations before noncontrolling interest	(275,611)	(216,877)
Adjustments for:
Fair value gain on financial liabilities	(23,023)	(63,088)
Stock-based compensation	16,412	46,115
Stock-based compensation - related party	—	707
Shares issued for consulting services	79	—
Depreciation and amortization	32,303	19,028
Amortization on intangible assets	58,646	57,122
Impairment of goodwill and other assets	6,320	117,950
Incremental costs to acquire cannabis inventory in a business combination	—	6,217
Deferred tax (benefit) expense	(7,448)	1,588
Amortization on financing costs	2,341	2,292
Amortization on financing premium	(3,018)	(3,018)
Employee retention credits recorded in other income	(5,238)	—
Loss (gain) on disposal of property, plant, and equipment	91	(8)
Loss on the disposal of Arizona business	182,464	—
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(6,053)	63
Inventory	(6,252)	(12,536)
Prepaid expenses, deposits, and other current assets	(657)	1,360
Trade payables	(296)	(6,548)
Accrued liabilities	2,804	1,199
Accrued interest payable	(42)	(2,686)
Lease liabilities - operating	2,712	1,799
Income tax payable	47,848	16,689
Cash provided by (used in) continuing operations	24,382	(32,632)
Cash provided by (used in) discontinued operations	2,783	(1,533)
Cash provided by (used in) operating activities	27,165	(34,165)

Investing activities
Purchase of property, plant, and equipment	(27,697)	(58,830)
Capitalized interest	(9,981)	(14,490)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(1,500)	(11,546)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(2,205)
Proceeds from the sale of assets, net of transaction costs	—	31,433
Cash received (paid) for bridge financing	(73)	70
Advances to related entities	—	(6,148)
Deposits for business combinations, net of cash on hand	—	(2,825)
Purchase of intangible asset	(1,925)	(4,000)
Cash used in investing activities from continuing operations	(43,776)	(68,541)
Proceeds from sale of Arizona - discontinued operation	18,084	—
Cash received for working capital - discontinued operations	1,583	—
Cash (paid) received for investing activities - discontinued operations	(44)	2,044
Cash provided by investing activities of discontinued operations	19,623	2,044
Cash used in investing activities	(24,153)	(66,497)

Financing activities
Proceeds from exercise of options	—	300
Proceeds from notes payable, net of financing costs	10,665	51,713
Proceeds from financing transaction, net of financing costs	39,100	27,600
Debt issuance costs paid	(9,049)	—
Payment for settlement of contingent consideration	(10,475)	(10,000)
Deposits paid for financing lease and note payable	—	(924)
Tax withholding on stock-based compensation awards	(366)	(5,258)
Repayments of debts payable	(52,029)	(17,923)
Repayments of lease liabilities - finance (principal portion)	(10,608)	(9,596)
Repurchase of Equity Shares	—	(8,430)
Cash (used in) provided by financing activities by continuing operations	(32,762)	27,482
Cash used in financing activities from discontinued operations	(124)	(522)
Cash (used in) provided by financing activities	(32,886)	26,960

Net decrease in cash and cash equivalents and restricted cash	(29,874)	(73,702)
Cash, cash equivalents and restricted cash beginning of the period	76,827	150,142
Cash included in assets held-for-sale	3,813	4,200
Cash, cash equivalents and restricted cash end of the period	$50,766	$80,640

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$49,914	$49,231
Income taxes paid during the period	7,078	30,915
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	19,184	54,396
Recognition of right-of-use assets for finance leases	5,470	32,444
Issuance of promissory note related to business combination	1,580	16,000
Conversion of convertible note related to business combination	2,800	—
Issuance of Equity Shares related to business combinations and asset acquisitions	115	6,352
Issuance of Equity Shares related to settlement of contingent consideration	4,647	11,748
Issuance of promissory note related to settlement of contingent consideration	14,000	14,934
Settlement of contingent consideration	38,420	—
Capital expenditure disbursements for cultivation facility	2,024	8,402
Cancellation of Equity Shares	—	78
Extinguishment of note payable related to sale of Arizona business	22,505	—
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	—
Reduction of lease liabilities related to sale of Arizona business	16,734	—
Reduction of right-of-use assets related to sale of Arizona business	16,739	—

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.    NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is reviewed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (“CSE”), under the symbol “AYR.A.” The Company’s Equity Shares are also quoted on the OTCQX® Best Market in the U.S. under the symbol “AYRWF.” Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2.    BASIS OF PRESENTATION

2.1 Statement of compliance

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission.

The financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the entity is determined separately in accordance with Accounting Standards Codification (“ASC”) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr is US$.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The financial statements as of and for the years ended December 31, 2023 and 2022 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The accompanying consolidated financial statements reflect the activity related to Arizona as discontinued operations, see Note 4. The Company’s consolidated subsidiaries, many of which were created in connection with the business combinations described in Note 5 and elsewhere in these financial statements, are owned 100% by the Company unless otherwise noted. See Note 6 for variable interest entities that are consolidated by the Company.

3.2 Revenue

The Company applies Accounting Standards Codification “ASC” Topic 606 (“ASC 606”), which specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of ASC 606, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

●	Identifying the contract with a customer
●	Identifying the performance obligations within the contract
●	Determining the transaction price
●	Allocating the transaction price to the performance obligations
●	Recognizing revenue when/as performance obligation(s) are satisfied.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue (Continued)

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made based on whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration: a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis products and branded packaged goods for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive, taking into account any variation that is expected to result from rights of return and discounts. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once the Company transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold. Revenue from the wholesale of cannabis to customers is recognized upon delivery to the customer. In accordance with ASC 606, the Company has elected to account for its sales and excise tax on a net basis, within its statements of operations.

3.3 Cash and cash equivalents and restricted cash

The Company considers the following to be cash and cash equivalents: cash deposits in financial institutions, cash held in Company safes or lockboxes at operational locations, and deposits that are readily convertible into cash within three months or less. Amounts included in restricted cash represent amounts pledged as collateral for financing arrangements as contractually required by a lender. Cash and cash equivalents and restricted cash are stated at fair value and the Company did not hold significant cash equivalents or restricted cash balances as of December 31, 2023 and 2022. The Company has banking or similar relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation and Canada Deposit Insurance Corporation limits. The Company has historically not experienced losses related to these deposits.

3.4 Accounts receivable

Accounts receivable from wholesale sales are recorded net of an allowance for credit losses. The Company estimates allowance for credit losses based on various factors such as historical data, and customer credit worthiness. As of December 31, 2023 and 2022, the Company had approximately $706 and $511 in allowance for credit losses, respectively. For the years ended December 31, 2023 and 2022, the Company wrote off approximately $221 and $443, respectively. See 3.23 for additional information.

3.5 Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company performs an assessment whether the acquisition is a business combination or asset acquisition based on the conditions surrounding the event(s) using guidance from ASC 805. If the acquisition is determined to be a business combination, the Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those directly associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies and ASC 820 – Fair Value Measurement, as appropriate with corresponding gain or loss recorded in the statements of operations, see Note 14.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6 Inventory

Inventory is primarily comprised of finished goods, work-in-process, raw materials, and supplies. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When establishing the cost, work-in-process and raw materials are determined using the weighted average cost method while the determination of cost for finished goods inventory is on the first-in, first-out accounting method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead, and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials, other than inventory acquired through business combinations, are initially valued at cost and subsequently at the lower of cost and net realizable value. The Company reviews inventories for obsolete, spoiled, and slow-moving goods and any such inventories are written down to net realizable value. Inventory acquired in a business combination is valued at selling price less selling and disposal costs.

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation, amortization, and impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE acquired in a business combination is recorded at fair value using various methodologies including cost approach, sales comparison approach or income approach.

Depreciation and amortization are calculated using the straight-line method over the following expected useful lives:

Furniture and fixtures	5 to 7 years
Office equipment	3 to 5 years
Machinery and equipment	5 to 15 years
Auto and trucks	5 years
Leasehold improvements	the shorter of the useful life or life of the lease
Buildings	39 years
Land	not depreciated
Construction in progress	not depreciated until placed in service

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of operations.

Construction in progress is transferred to the appropriate asset class when available for use and depreciation or amortization of the assets commences at that point of time.

The Company conducts a periodic assessment of the residual balances, useful lives, and depreciation or amortization methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset, see Note 8 for additional information.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets, separately identifiable according to ASC 805, acquired in a business combination are measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(a)	Goodwill

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to a specific reporting unit upon acquisition. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment, if any, is determined as the excess of the carrying value over the fair value of that reporting unit. The impairment of goodwill is limited to the amount of goodwill in a reporting unit. Impairment testing is performed annually by the Company, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to determine the fair value that is used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)	Finite-lived intangible assets

Intangible assets are recorded at cost unless acquired through a business combination and recorded at fair value, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the following estimated useful lives, which do not exceed the contractual period, if any:

Licenses/permits	15
Right-to-use licenses	15
Host community agreements	15
Trade name / brand	5

Such assets are tested for impairment if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed periodically, and any changes in estimates are accounted for prospectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (Continued)

(c)	Impairment of long-lived assets

Long-lived assets such as PPE, right-of-use assets, and finite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the undiscounted cash flows, the asset is recoverable, and an impairment is not recorded. If the carrying amount of the asset is greater than the undiscounted cash flows, the asset is not recoverable, and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach, or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections, and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

3.9 Leases and sale and leaseback accounting

The Company applies the accounting guidance in ASC 842 – Leases and assesses whether a contract is or contains a lease, at inception of a contract. When evaluating whether a lease is a finance lease or an operating lease the Company considers whether the contract conveys the right to control the use of an identified asset. Certain arrangements require significant judgement to determine if an asset is specified in the contract and if the Company directs how, and for what purpose, the asset is used during the term of the contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in Right-of-use assets – operating, net and Lease liabilities – operating – current portion and Lease liabilities – operating – non-current portion on the balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in Right-of-use assets – finance, net and lease liabilities are included in Lease liabilities – finance – current portion and Lease liabilities – finance – non-current portion on the balance sheets based on their payment dates. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the ROU (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation, and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components.

The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the statements of operations. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Leases and sale and leaseback accounting (Continued)

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized, and no gain or loss is recorded. The transaction is treated as a financing transaction. See Note 10 for additional information.

3.10 Equity investments

An associate is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof are defined as joint ventures. Joint ventures are also accounted for under the equity method. There were no joint ventures as of December 31, 2023.

3.11 Noncontrolling interests

Equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries are considered noncontrolling interests. The share of net assets attributable to noncontrolling interests is presented as a component of equity while the share of net income or loss is recognized in the statements of operations. Changes in the Company’s ownership interest that do not result in a loss of control of these less than wholly owned subsidiaries are accounted for as equity transactions, see Note 3.19.

3.12 Derivatives

The Company evaluates all its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as assets or liabilities, the derivative instrument is recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Company’s financial statements. In calculating the fair value of derivative assets or liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date (see Notes 14 and 17).

The classification of derivative instruments, including whether such instruments should be recognized as assets or liabilities or as equity, is reevaluated at the end of each reporting period. Derivative instrument assets or liabilities are classified as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the financial statement date.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.13 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as warrants (“Warrants”), restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the years ended December 31, 2023 and 2022, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and nil warrants, nil and nil options and 1,908 and 3,799 RSUs, totaling 1,908 and 3,799 shares of potentially dilutive securities, respectively.

3.14 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments.

Stock-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, whichever is more readily determinable. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment. Stock-based payment transactions are primarily for individuals whose compensation has been classified as part of general and administrative expenses in the statements of operations.

The costs of equity settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed straight line through the vesting period. Market and performance based RSUs are fair valued through Monte-Carlo simulations and are expensed over the indicative service period. Performance RSUs are recorded once the condition is probable to occur, refer to Note 15.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date as the Company’s policy is to account for forfeitures as they occur. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in additional paid-in capital. At the end of each reporting period, the Company assesses if any forfeitures occurred and recognizes the impact in the statements of operations.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting for expense purposes irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. When an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments (Continued)

(a) Stock-based payment transactions (Continued)

RSUs are issued on the vesting dates, sometimes net of the applicable statutory tax withholding to be paid by the Company on behalf of the employees. In those instances, lower shares are issued than the number of RSUs vested and the tax withholding is recorded as a reduction to paid-in capital. The terms of the stock-based payment awards allow an entity with a statutory income tax withholding obligation to withhold shares with a fair value up to the maximum statutory tax in the employee’s applicable jurisdiction.

(b) Warrants

The Company determines the accounting classification for equity-linked financial instruments such as warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares.

Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value until they are settled or expire, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date unless the warrants are modified.

The Company determined that all of its outstanding warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

3.15 Loss contingencies

Loss contingencies are recognized when the Company has a present obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

3.16 Financial instruments

(a) Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the statements of operations.

(b) Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a)	amortized cost (“AC”).
b)	fair value through profit or loss (“FVTPL”); and
c)	fair value through other comprehensive income (“FVTOCI”).

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments (Continued)

(b) Classification and subsequent measurement (Continued)

Financial assets are subsequently measured at amortized cost if both of the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the statements of operations in the period that the asset is derecognized or impaired. All financial assets not classified at amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the statements of operations in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 17 for the classification and fair value (“FV”) level of financial instruments.

(c) Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of operations.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statements of operations.

3.17 Foreign currency transactions and translations

Transactions denominated in foreign currency are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, such as remeasurement of local currency into functional currency, are recognized in the statements of operations.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; and
●	income and expenses for each statement of operations are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Effect of translation differences, such as translation of foreign currency into reporting currency, are accumulated and presented as a component of equity under accumulated other comprehensive income.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.18 Taxation

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statements and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates and laws on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that the Company would be able to realize our deferred tax assets in the future more than their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is subject to ongoing tax exposures, examinations, and assessments in various jurisdictions. Accordingly, the Company may incur additional tax expense based upon the outcomes of such matters. FASB ASC 740, Income Taxes, (“ASC 740”) prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties related to unrecognized tax benefits as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position within twelve months of the reporting date.

As the Company operates in the cannabis industry, the Company is subject to the limits of Section 280E of the United States Internal Revenue Code, as amended (“Section 280E”), under which the Company is generally only allowed to deduct expenses directly related to the cost of goods sold.

3.19 Variable Interest Entities (“VIE”)

Under certain provisions of ASC Topic 810 – Consolidations (“ASC 810”), the Company determines whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining whether a particular entity is a VIE and if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any reconsideration events related to a VIE. See Note 6.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805. The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Significant accounting judgments and estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

(a)	Business combinations

The following areas require management’s critical estimates and judgments:

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 805.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the consideration transferred based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management is required to finalize its allocation on the earlier of the date that information becomes known, but no later than one year from the acquisition date. Until such time, these values might be provisionally reported and are subject to change. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent consideration targets are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are recognized at fair value using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether a transaction is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b)	Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, fair value of inventory acquired in a business combination and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Significant accounting judgments and estimates (Continued)

(c)	Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(d)	Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

(e)	Goodwill impairment

Goodwill is tested for impairment annually on December 31st of each fiscal year and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company may perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. Several factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(f)	Leases

Each lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 7.8% to 15.5% per annum. The weighted-average rate is based on the Company’s incremental borrowing rate, which relies on judgments and estimates.

(g)	Provisions and contingent liabilities

When the Company is probable to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h)	Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Liquidity and management plan

As reflected in the consolidated financial statements, the Company had negative working capital of $7,258 as of December 31, 2023 and has incurred net losses from continuing operations for the years ended December 31, 2023 and 2022. The Company’s approach to managing its liquidity risk is to seek to ensure that it will have sufficient liquidity to meet its liabilities as they come due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months from the issuance of the consolidated financial statements.

In addition, the Company continues to take actions designed to improve the Company’s operations and cash position, including but not limited to: (i) targeting continued growth of sales from our consolidated operations; (ii) continued cost-savings and efficiency optimization efforts; (iii) utilizing the future proceeds from an employee retention credit up to $12,354 of which $5,238 was included in current receivables; (iv) addressing our debt maturity profile, in this regard, subsequent to December 31, 2023 the Company completed the debt restructuring transaction contemplated in its October 31, 2023 Support Agreement (the “Support Agreement”) with the holders of approximately 99% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s 12.5% senior notes due December 2024 (the “Senior Notes”), which resulted in the effective extension via exchange of the maturity date for an additional two years, see Note 19, and the crystallization of the previously-announced deferral of certain current debts payable; (v) managing the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities, including additional gross cash proceeds of $40,000 received February 2024 related to the issuance of new debt securities (refer to Note 19 for additional information). The debt extension related to the Support Agreement and the deferral of certain current debts payable are each classified as a non-current liability on the balance sheet as of December 31, 2023. While the contemplated debt restructuring transactions have been completed, management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

3.22 Discontinued operations

Strategic changes in the Company’s operations can be considered a discontinued operation if both the operations and cash flows of the discontinued business have been (or will be) eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the discontinued business after the disposal transaction. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations” (“ASC Subtopic 205-20”), a component of an entity that is classified as discontinued operations is presented separately from continuing operations in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for all periods presented. All assets and liabilities related to such discontinued operations are classified as held for sale and presented separately in the Consolidated Balance Sheets for all periods prior to the disposal by sale. Accordingly, the presentation of prior period balances may not agree to previously issued financial statements. See Note 4 for additional information regarding the results of operations and major classes of assets and liabilities of discontinued operations.

3.23 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies, however, emerging growth companies are not precluded from early adopting new accounting standards that allow so.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.23 Change in accounting standards (Continued)

Recently Issued and Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Topic 326 – Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02, ASU 2020-03, and ASU 2022-02 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 was effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive.

The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements and there was no cumulative effect at the adoption of the standard.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2022-03 may have on the Company’s financial statements.

In September 2022, the FASB issued ASU No. 2022-04 Topic 405 – Liabilities – Supplier Finance Programs (“ASU 2022-04”), which is intended to enhance transparency with supplier finance programs. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption is applied on a retrospective approach. The adoption of this ASU did not have a material impact on the Company’s financial statements.

On March 27, 2023, the FASB issued ASU No. 2023-01 Topic 842 – Leases – Common Control Arrangements (“ASU 2023-01”), in response to private company stakeholder concerns about applying Topic 842 to related party arrangements between entities under common control. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-01 may have on the Company’s financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.23 Change in accounting standards (Continued)

Recently Issued and Adopted Accounting Standards (Continued)

In November 2023, the FASB issued ASU No. 2023-07 Topic 280 – Segment Reporting (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-07 may have on the Company’s financial statements.

On December 14, 2023, the FASB issued ASU No. 2023-09 Topic 740 – Income Taxes (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 may have on the Company’s financial statements.

4.    DISCONTINUED OPERATIONS

On March 27, 2023, the Company closed the sale of Blue Camo, LLC (“Blue Camo”) which comprised the Company’s Arizona business and included two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $16,734 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 acquisition of Blue Camo, was eliminated, reducing the Company’s long-term debt by $22,505, along with accrued interest thereon of approximately $1,165 and potential earn-out contingent consideration to $nil.

The Company accounted for this sale as a disposal under ASC Subtopic 360-10, “Impairment or Disposal of Long-Lived Assets”. The Company has reclassified the operations of Arizona as discontinued operations for all periods presented prior to the sale as the disposal represents a strategic shift that will have a major effect on the Company’s operations and financial results. The Company determined the business to be held for sale as the criteria established under ASC 205-20-45-1E had been satisfied due to the sale occurring during the first quarter of 2023. As of December 31, 2022, the Company determined under ASC 855-10-55, the Arizona business did not meet the criteria as held for sale, as such, no reclassification was made on the balance sheet and statement of operations in the Company’s Annual Report on the Form 40-F for the year ended December 31, 2022. In accordance with ASC 205-20-50-1(a) the Company has retrospectively reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for the period January 1, 2022 through December 31, 2022 and excluded from the accompanying notes.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.    DISCONTINUED OPERATIONS (Continued)

As of December 31, 2022, the major classes of assets and liabilities held for sale in Arizona included the following:

As of
December 31, 2022
Current assets held-for-sale
Inventory and other current assets	$20,910
Property, plant, and equipment, net	24,239
Intangible assets, net	194,018
Right-of-use assets, net	17,568
Deferred tax asset, net	3,890
Total assets held-for-sale	$260,625

Current liabilities held-for-sale
Trade payables and other current liabilities	$2,629
Lease liabilities	18,097
Debt payable	22,505
Accrued interest payable	610
Total liabilities held-for-sale	$43,841

The following table details the components comprising net loss from our discontinued operations:

	Year Ended
	December 31, 2023	December 31, 2022
Revenues from discontinued operations, net of discounts	$10,260	$44,183
Cost of goods sold	9,074	28,705
Gross profit	1,186	15,478

Operating expenses from discontinued operations:
Selling, general, and administrative	2,115	40,153
Depreciation and amortization	2,675	11,055
Total operating expenses from discontinued operations	4,790	51,208

Loss from operations	(3,604)	(35,730)

Other expense
Interest Expense	(580)	(2,250)

Income taxes
Current tax provision	(575)	(628)
Deferred tax benefit	870	—
Total income taxes	295	(628)

Loss from discontinued operations
Loss from discontinued operations, net of taxes	(3,889)	(38,608)
Loss on disposal of discontinued operations	(182,464)	—
Loss from discontinued operations	$(186,353)	$(38,608)

The loss on disposal of discontinued operations of $182,464 was derived from the gross proceeds of $49,336, made up of $20,000 of cash consideration and a $5,666 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. As of December 31, 2023, the Company finalized the settlement of the working capital adjustment, receiving $1,583 in cash proceeds and $4,083 in consideration other than cash.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Transactions accounted for as business combinations have been accounted for under the acquisition method in accordance with ASC 805, with the results included in the Company’s results from operations from the date of acquisition. The fair value of considerations transferred have been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercised judgement in estimating the probability and timing of when earnouts are expected to be achieved which is used as the basis for estimating fair value.

For the intangible assets identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows and take into consideration other significant assumptions such as the expected use, the infancy of the cannabis industry and industry comparatives, federal and state regulations, market uncertainty and the estimated lives of any long-lived facilities and assets that the intangibles may relate to.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal, or economic factors. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the acquiree’s historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Equity Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Equity Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Equity Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these financial statements due to the fact that (i) they are economically equivalent to the Company’s publicly traded Equity Shares and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws but may dispose of the Exchangeable Shares by exchanging them for Equity Shares of the Company which can then be sold through the CSE. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to noncontrolling interests; however, there would be no impact on loss per share.

The goodwill recognized on each acquisition is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 9.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2023 Fourth Quarter Acquisition

Asset acquisition

On November 2, 2023, the Company completed its acquisitions in Land of Lincoln Dispensary LLC (“Land of Lincoln”) through a membership interest purchase agreement. As part of the purchase accounting for this acquisition, the Company recorded intangible assets of $200, which was associated with two conditional adult use dispensary licenses that allow for the retail sales of cannabis. The amortization period for the licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

The Land of Lincoln acquisition did not meet the definition of a business according to ASC 805 and as such, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $200, paid in cash, all of which was allocated to intangible assets - licenses.

2022 Second Quarter Acquisition

Herbal Remedies Business Combination

Business Combination

On May 25, 2022, the Company completed its acquisition of Herbal Remedies Dispensaries, LLC (“Herbal Remedies”) through a membership interest purchase agreement.

The fair value of identifiable assets acquired, and liabilities assumed as of the acquisition date are as follows:

Herbal Remedies
ASSETS ACQUIRED
Cash	$637
Inventory	1,480
Prepaid expenses and other assets	256
Intangible assets - licenses/permits	15,700
Property, plant, and equipment	122
Right-of-use assets - operating	700
Total assets acquired at fair value	18,895

LIABILITIES ASSUMED
Trade payables	215
Accrued liabilities	68
Lease liabilities - operating	700
Total liabilities assumed at fair value	983

Goodwill	1,180

Consideration transferred	$19,092

As part of the purchase accounting for the above acquisition, the Company recorded intangible assets of $15,700, all of which were associated with licenses that allow for the retail sales of cannabis. The amortization period for licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

Herbal Remedies is an operator of two medical and adult-use licensed retail dispensaries in Quincy, Illinois. This acquisition expands the Company’s operational footprint with the addition of the state of Illinois.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i	—	$3,002
Debt Payable	ii	—	14,220
Shares Issued	iii	353	1,870

Total		353	$19,092

Pursuant to the terms of the definitive agreement with Herbal Remedies, Ayr satisfied the purchase price of $19,092 for Herbal Remedies through the following:

i.	$3,002 of the Herbal Remedies purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;
ii.	$14,220 of the Herbal Remedies purchase price in the form of a promissory note payable; and
iii.	$1,870 of the Herbal Remedies purchase price in the form of 353 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Herbal Remedies Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 16.55% discount rate attributed to the contractual restrictions.

2022 First Quarter Acquisition

Cultivauna Business Combination

Business Combination

On February 15, 2022, the Company completed its acquisition of Cultivauna, LLC (“Cultivauna”) through a membership interest purchase agreement. Cultivauna has a production license in the state of Massachusetts and sells cannabis infused branded seltzers and water-soluble tinctures.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

The fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Cultivauna
ASSETS ACQUIRED
Cash	$1,251
Accounts receivable	471
Inventory	1,206
Prepaid expenses and other assets	38
Intangible assets - trade name/brand	3,400
Intangible assets - host community agreements	2,100
Property, plant, and equipment	2,202
Right-of-use assets - operating	315
Total assets acquired at fair value	10,983

LIABILITIES ASSUMED
Trade payables	23
Accrued liabilities	305
Lease liabilities - operating	315
Total liabilities assumed at fair value	643

Goodwill	11,281

Consideration transferred	$21,621

As part of the purchase accounting for the above acquisition, the Company recorded intangible assets of $5,500, which were associated with a trade name/brand and host community agreement that allow for the processing, production, and retail sales of cannabis. The amortization period for the trade name/brand and host community agreement was determined to be 5 and 15 years, respectively, which reasonably reflects the useful lives of the assets.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i	—	$11,027
Shares Issued	ii	329	4,482
Contingent Consideration	iii	—	6,112

Total		329	$21,621

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Purchase consideration was comprised of the following:

Pursuant to the terms of the definitive agreement with Cultivauna Ayr satisfied the purchase price of $21,621 for Cultivauna through the following:

i.	$11,027 of the Cultivauna purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;
ii.

$4,482 of the Cultivauna purchase price in the form of 329 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Cultivauna Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 14.85% discount rate attributed to the contractual restrictions; and

iii.

A portion of the Cultivauna purchase price is derived from an earn-out provision through December 31, 2023 based on annualized net revenues generated during the measurement period, consisting of Exchangeable Shares, valued through a Monte-Carlo simulation, which may entitle the sellers to earn additional consideration if certain milestones are achieved.

6.    VARIABLE INTEREST ENTITIES (“VIE”)

In February 2022, the Company had the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC (“Tahoe Hydro”) and NV Green, Inc. (“NVG” and, together with Tahoe Hydro, “TH”/ “NVG”), through a management services and equity purchase agreement, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company is required to evaluate business combination accounting. The assets of TH/NVG can only be used to settle its liabilities and under the applicable agreements, TH/NVG retains ultimate legal responsibilities for its operations.

In May 2023, the Company finalized the acquisition of Tahoe Hydro and assumed 100% of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of Tahoe Hydro as a variable interest entity, concluding that the Company had acquired a controlling interest in Tahoe Hydro. Purchase consideration for the acquisition included $1,382 in cash, net of transaction expenses, promissory note of $1,580, the conversion of a convertible note of $2,800, and $115 in the form of 233 Exchangeable Shares. These shares have contractual restrictions on their ability to be sold for six to twelve months. The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 19.45% discount rate attributed to the contractual restrictions. NVG remains a VIE until certain conditions are met, at which time the Company is required to evaluate business combination accounting.

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma Wellness Center, LLC (“Parma”) a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The Company determined that it possesses the power to direct activities of Parma through the management agreement, thereby classifying the entity as a VIE. During the year ended December 31, 2023 the Company purchased the minority interest in Parma for $25. Based on the changes in circumstances, the Company re-evaluated the variable interest entity, concluding that it did not own a controlling interest, thereby classifying the entity as VIE.

During 2023, the Company entered into an option and support service agreement with Daily Releaf, LLC, Heaven Wellness, LLC and Twice the Wellness, LLC, (collectively “Ohio Dispensaries”), each is licensed to operate a medical marijuana dispensary in Ohio. The option agreement provides the Company with the future ability to acquire 100% of the equity interests in dispensaries.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6.    VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the balance sheets as of December 31, 2023 and 2022 and statements of operations for years ended December 31, 2023 and 2022. All these entities were determined to be VIEs as the Company possesses the power to direct activities and obligation to absorb losses through management services agreements.

	As of				As of
	December 31, 2023				December 31, 2022
			Ohio
	NVG	Parma	Dispensaries	Total	TH/NVG	Parma	Total
Current assets	(351)	$10,616	(2,257)	8,008	$5,248	$10,751	15,999
Non-current assets	1,077	13,210	6,441	20,728	6,582	14,634	21,216
Total assets	$726	$23,826	$4,184	$28,736	$11,830	$25,385	$37,215

Current liabilities	$604	$18,962	$1,647	$21,213	$1,033	$14,092	$15,125
Non-current liabilities	383	1,280	3,369	5,032	898	1,952	2,850
Total liabilities	987	20,242	5,016	26,245	1,931	16,044	17,975

Noncontrolling interest	796	(10,158)	(1,764)	(11,126)	7,528	(5,528)	2,000
Equity (deficit) attributable to Ayr Wellness Inc.	(1,057)	13,742	932	13,617	2,371	14,869	17,240
Total liabilities and equity	$726	$23,826	$4,184	$28,736	$11,830	$25,385	$37,215

	Year Ended				Year Ended
	December 31, 2023				December 31, 2022
			Ohio
	TH/NVG	Parma	Dispensaries	Total	TH/NVG	Parma	Total
Revenues, net of discounts	$—	$3,170	$462	$3,632	$1,851	$—	$1,851
Net loss attributable to noncontrolling interest	(673)	(4,630)	(1,764)	(7,067)	(4,491)	(5,528)	(10,019)
Net loss attributable to Ayr Wellness Inc.	—	(1,275)	—	(1,275)	—	—	—
Net loss	$(673)	$(5,905)	$(1,764)	$(8,342)	$(4,491)	$(5,528)	$(10,019)

			Ohio
	TH/NVG	Parma	Dispensaries	Total
Noncontrolling interest at January 1, 2022	$—	$—	$—	$—
Total purchase consideration	16,868	—	—	16,868
Working capital adjustment presented as consideration payable	(4,849)	—	—	(4,849)
Net loss during the period	(4,491)	(5,528)	—	(10,019)
Noncontrolling interest at December 31, 2022	$7,528	$(5,528)	—	$2,000
Acquisition of Tahoe Hydro	(6,059)	—	—	(6,059)
Net loss during the period	(673)	(4,630)	(1,764)	(7,067)
Noncontrolling interest at December 31, 2023	$796	$(10,158)	$(1,764)	$(11,126)

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

7.    INVENTORY

The Company’s inventory includes the following:

	December 31,	December 31,
	2023	2022
Materials, supplies, and packaging	$7,505	$9,770
Work in process	69,632	65,807
Finished goods	29,226	24,233
Total inventory	$106,363	$99,810

The amount of inventory included in cost of goods sold during the years ended December 31, 2023 and 2022, was $218,587 and $205,809, respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the years ended December 31, 2023 and 2022, $nil and $6,217 respectively, of expenses relating to the incremental costs to acquire cannabis inventory in business combinations are recognized in cost of goods sold on the statements of operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

8.    PROPERTY, PLANT, AND EQUIPMENT

As of December 31, 2023 and 2022, property, plant, and equipment, net consisted of the following:

	December 31,	December 31,
	2023	2022
Furniture and equipment	$52,793	$53,070
Auto and trucks	1,393	1,626
Buildings	94,914	91,233
Leasehold improvements	173,043	154,774
Land	13,877	13,879
Construction in progress	12,571	9,581
Total	348,591	324,163
Less: Accumulated depreciation and amortization	37,976	21,483
Total property, plant and equipment, net	$310,615	$302,680

Capitalized interest for the years ended December 31, 2023 and 2022, totaled $9,981 and $14,490, respectively. Depreciation and amortization expense for the years ended December 31, 2023 and 2022, totaled $25,226 and $14,257, respectively, of which $15,846 and $9,858 respectively, is included in cost of goods sold.

As of December 31, 2023, the Company concluded that the carrying amount of certain long-lived assets exceeded the fair value and recorded an impairment loss on PPE assets of $4,858.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

As of December 31, 2023 and 2022, the Company’s goodwill is as follows:

As of January 1, 2022	$199,329
Acquired through business combinations and initial consolidation of VIEs	12,729
Impairment of goodwill	(117,950)
As of December 31, 2022	94,108
(no activity)	—
As of December 31, 2023	$94,108

Intangible Assets

During the year ended December 31, 2023 an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 in connection with the cash payment for the cost of the provisional license. During the year ended December 31, 2023 the Company acquired a standalone delivery license in Connecticut and recorded an intangible asset of $200 in connection with the cash payment for the cost of the license. The operations in Connecticut are not currently active, as such, no amortization expense has been recorded as of the year ended December 31, 2023.

Amortization expense is recorded within cost of goods sold and total operating expenses. The amount in cost of goods sold for the years ended December 31, 2023 and 2022 was $16,825 and $15,907, respectively.

The following table represents intangible assets, net of accumulated amortization:

		December 31, 2023	December 31, 2022
	Amortization period (# of years)
Licenses/permits	15	$641,036	$693,714
Right-to-use licenses	15	16,407	17,717
Host community agreements	15	26,954	29,494
Trade name / brand	5	3,591	3,784
Total		$687,988	$744,709

The following table presents the future amortization expense as of December 31, 2023:

Amortization Expense
2024	$58,123
2025	57,308
2026	57,308
2027	57,308
2028	57,308
2029 and beyond	397,433
Total	$684,788

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.    GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets (Continued)

Impairment of goodwill

As part of the annual impairment test as of December 31, 2023 and 2022 a one-step quantitative impairment test was performed over all its reporting units, which includes goodwill acquired through various acquisitions and the initial consolidation of VIEs. The following significant assumptions were applied in the determination of the fair value of each reporting unit using a discounted cash flow model:

●	Cash flows: estimated cash flows were projected based on actual operating results from internal sources, as well as industry and market trends. The forecasts were extended to a total of five years (with a terminal value thereafter);
●	Terminal value growth rate: The terminal growth rate of 3% was based on historical and projected consumer price inflation, historical and projected economic indicators and projected industry growth;
●	Post-tax discount rate: the post-tax discount rate of 20% and 18%, respectively, is reflective of the weighted average cost of capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta premium, and after-tax cost of debt based on corporate bond yields; and
●	Tax rate: the tax rates used in determining future cash flows were those substantively enacted at the respective valuation date.

The Company compared the fair value of each reporting unit to its carrying value to determine whether the carrying value exceeded fair value. Due to changes in market expectations as a result of increased competition and price compression at the reporting units, the Company recorded impairment of goodwill of $117,950 for the year ended December 31, 2022 reducing the carrying value of goodwill acquired across all reporting units. The remaining goodwill of $94,108 relates to the Company’s Florida reporting unit.

Long-lived assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value.

No such impairment charges were recorded for finite-lived intangible assets during the years ended December 31, 2023 or 2022.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	December 31, 2023				December 31, 2022
	Operating Leases		Finance Leases		Operating Leases		Finance Leases
Incremental borrowing rate (weighted average)	11.83%		10.37%		11.98%		9.68%
Weighted average remaining lease term	12.12	yrs	4.76	yrs	13.04	yrs	4.90	yrs

The maturities of the contractual lease liabilities as of December 31, 2023 are as follows:

	Operating Leases	Finance Leases	Total
2024	$29,457	$12,098	$41,555
2025	29,112	6,428	35,540
2026	28,381	4,412	32,793
2027	27,125	3,340	30,465
2028	26,507	2,501	29,008
2029 and beyond	198,164	6,428	204,592
Total undiscounted lease liabilities	338,746	35,207	373,953
Impact of discounting	(203,231)	(7,411)	(210,642)
Total present value of minimum lease payments	$135,515	$27,796	$163,311

In June 2022, the Company completed a sale and lease back transaction to sell two cultivation and processing facilities for a purchase price of $28,107, excluding transaction costs. The Company leased back the facilities and continues to operate and manage them under a long-term agreement. The transaction qualified for sale-leaseback treatment under ASC 842. As a result of the sale, the Company divested of $22,206 of buildings and improvements, and $3,728 of land. The Company recognized a gain on sale related to the transaction of $2,173 which was recorded within gain on sale of assets on the statements of operations. The lease was recorded as an operating lease and resulted in a lease liability of $25,331 and an ROU asset of $25,339, which was recorded net of a $750 work allowance.

In June 2022, the Company closed on a real estate financing transaction resulting in $27,599 of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction includes a construction financing allowance of up to $14,187, which will increase the base rent at the time the construction financing is drawn down. The initial term of the agreement is fifteen years, with two five-year options to renew. The initial payments are equal to 10% of the sum of the purchase price and increases when a draw is made on the construction finance allowance, payable monthly. In addition, a 3% increase in payments will be applied annually after the first year. As of December 31, 2023 and 2022, this represents a balance of $38,205 and $36,181, respectively, as part of construction finance liabilities on the balance sheet.

The transaction was classified as a finance lease and control was never transferred to the buyer-lessor; accordingly the transaction did not qualify for sale-leaseback treatment. Therefore, the Company is deemed to own this real estate and will continue to depreciate the assets and reflect the properties on the Company’s balance sheet. The Company recorded a financing obligation for the consideration received from the buyer-lessor, and future cash lease payments will be allocated between interest expense and reduction to the financing obligation, as applicable. As the transactions did not qualify for sale-leaseback treatment, under ASC 842, Leases, no gain or loss was recognized.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Continued)

Payments related to leases during the years ended December 31, 2023 and 2022, are as follows:

	Year Ended
	December 31, 2023	December 31, 2022
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$8,783	$6,604
Lease liabilities - operating expense, G&A	16,366	13,943
Lease liabilities - finance
Amortization of right-of-use assets, COGS	6,913	4,584
Amortization of right-of-use assets, G&A	165	187
Interest on lease liabilities - finance, COGS	3,017	2,422
Interest on lease liabilities - finance, G&A	37	58
Total lease expense	$35,281	$27,798

As of December 31, 2023, the Company concluded that the carrying amount of certain long-lived assets exceeded the fair value and recorded an impairment loss on ROU operating assets of $1,462.

11.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of December 31, 2023 and 2022, $nil and $698 was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Lease fees included in the operating lease during the years ended December 31, 2023 and 2022, were $858 and $861. During the years ended December 31, 2023 and 2022, included in general and administrative expenses are management fees of $nil and $12.

During the years ended December 31, 2023 and 2022, the Company incurred fees from a company partially owned by a board member of AYR. The total incurred fees were $54 and $54 of office expenses, $24 and $392 of development fees, $1,083 and $920 of rental fees, and $83 and $165 of interest expense, respectively, for the years ended December 31, 2023 and 2022. Additionally in 2022, the board member was issued 50 Equity Shares, valued at $707 on the grant date, related to a consulting agreement with the Company for services rendered.

Refer below to the debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the years ended December 31, 2023 and 2022.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.    DEBTS PAYABLE AND SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020.

As of December 31, 2023 and 2022, the Company’s Senior Secured Notes consisted of the following:

Senior secured notes
As of January 1, 2022	$245,408
Debt issuance costs amortized	2,292
Senior secured notes premium amortized	(3,018)
As of December 31, 2022	$244,682
Debt issuance costs amortized	2,291
Senior secured notes premium amortized	(3,018)
Total senior secured notes classified as non-current payable as of December 31, 2023	$243,955
Total accrued interest payable related to senior secured notes classified as non-current payable as of December 31, 2023	$—

Debts Payable

As of December 31, 2023 and 2022, debt payable other than Senior Secured Notes consisted of the following:

Debts payable
As of January 1, 2022	$133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt Issued	68,000
Construction financing	36,303
Less: repayment	(17,924)
Less: discounted to fair value	(598)
As of December 31, 2022	235,524
Discounted as of December 31, 2022	598
Debt issuance costs	(1,000)
Debt issuance costs amortized	50
Debt issued	66,245
Construction financing	2,024
Less: extinguishment related to sale of Arizona business	(22,505)
Less: repayment	(52,029)
Total debts payable, undiscounted as of December 31, 2023	228,907
Less: discounted to fair value	(199)
Total debts payable as of December 31, 2023	$228,708
Total accrued interest payable related to debts payable as of December 31, 2023	$7,513

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debts Payable (Continued)

The details of debts payable, including construction financing liabilities, were as follows:

	December 31, 2023
	Related party debt	Non-related party debt	Total debt
Total debts payable, undiscounted	$733	$229,123	$229,856
Less: current portion	733	22,419	23,152
Less: debt issuance costs - current portion	—	99	99
Total non-current debt, undiscounted	—	206,605	206,605
Less: discount to fair value	—	199	199
Less: debt issuance costs - non-current portion	—	850	850
Total non-current debt	$—	$205,556	$205,556

The following table presents the future debt obligations other than Senior Secured Notes as of December 31, 2023:

Future debt obligations (per year)
2024	$23,175
2025	23,673
2026	64,256
2027	14,527
2028	2,939
2029 and beyond	101,286
Total debt obligations	$229,856

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors and officers.

On March 1, 2022, pursuant to the PA Natural Agreement, the Company issued non-related party promissory notes in the amount of $14,934 for earnout consideration. The notes are secured by all the assets and a pledge of the Company’s membership interests in PA Natural. The notes mature three years from the date of the agreement with an 8.0% annual interest rate payable quarterly.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26,200, net of financing costs of $287, with a 4.625% annual interest rate payable monthly. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years. On March 24, 2023, the Company amended the loan agreement and received additional total proceeds of $10,000, net of financing costs of $100, with an 8% annual interest rate payable monthly for the incremental proceeds.

On May 16, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $25,800, with an annual interest rate of Prime Rate plus 1.5%, floating, with a 5.0% floor. The loan was secured with a first mortgage lien on certain real property and matures two years from the date of the agreement. On July 7, 2023, the Company entered into a loan agreement to refinance and upsize the existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219.

Pursuant to the agreement to acquire Herbal Remedies, the Company issued a non-related party promissory note in the amount of $14,220 to the former members of Herbal Remedies that is secured by all the assets of Herbal Remedies. The note matures five years from May 25, 2022 with an annual interest rate of 8% with quarterly straight-line amortization and interest payments over the life of the loan.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debts Payable (Continued)

Pursuant to the agreement to acquire Tahoe Hydro, the Company issued a non-related party promissory note in the amount of $1,580 to the former member of Tahoe Hydro that is secured by all the assets of and a pledge of membership interests in Tahoe Hydro. The note matures four years from the closing date of April 7, 2023, with an annual interest rate of 8% with quarterly straight-line amortization and interest payments over the life of the loan.

On May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ LLC (“GSD”) and Sira Naturals, Inc. (“Sira”). The amendment for GSD settles the contingent consideration with total proceeds of $38,860 , consisting of $10,000 in cash, promissory notes in an aggregate principal amount of $14,000, $10,925 in deferred cash, and $4,647 of Equity Shares. The $10,094, net of payments made of $831, in deferred cash is classified within accrued expenses on the balance sheet as of December 31, 2023. The deferred cash balance was paid in full subsequent to December 31, 2023. The $14,000 promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to $0.79 which represents 3,797 Equity Shares. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. Refer to Note 14 for further details on the fair value loss recognized on the settlement of the contingent consideration.

In May 2023, the Company executed contingent agreements, securing a two-year deferral on principal or amortization payments of certain of its debt obligations, which includes aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes. The effectiveness of the maturity and amortization deferrals was contingent on an extension of the Company’s Senior Secured Notes to December 10, 2026, or a later date (or an exchange of the Senior Secured Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The effectiveness of the maturity and amortization deferrals is contingent on the closing of the Senior Secured Note extension transaction, or in some cases the execution of an agreement by a requisite threshold of Senior Noteholders to extend the maturity date of the Senior Secured Notes by at least two years. As of December 31, 2023, the Company and its subsidiaries had approximately $116,063 of indebtedness in respect of the vendor take-back promissory notes, of which approximately $77,110 were subject to subordination agreements in favor of the Senior Secured Notes. On October 31, 2023, the Company entered into a Support Agreement with the Majority Noteholders of the Senior Secured Notes to extend the maturity date by two years. The Company finalized the amendments for the debt, generally contingent on the closing of the transaction contemplated in the Support Agreement. The modification for these loans did not meet the requirement of a debt extinguishment under ASC 470-50 – Debt Modifications and Exchanges and no gain or loss was recognized as of December 31, 2023.

On October 31, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note provided, among other things, for a principal payment of $3,000, was paid upon closing of the debt restructuring transactions subsequent to December 31, 2023, and a deferral of the maturity of the remaining $17,000 of principal and $5,530 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, upon closing of the debt restructuring transactions, the interest on the LivFree Note converted from payment-in-kind to monthly cash interest payments and the interest rate increases from 6.0% to 10.0%.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debts Payable (Continued)

In accordance with ASC 340-10-S99-1, SAB Topic 5.A, “Expenses of Offering”, the Company capitalized debt transaction fees paid to third parties for the extension of the Senior Secured Notes of $9,951 as prepaid expenses in the balance sheet as of December 31, 2023. The final accounting for the transaction is not yet complete due to the inherent complexity and short period of time between the closing date and the filing period. Therefore, the accounting is preliminary and subject to adjustment on completion of the process and analysis of the transaction at the time that it closes, and further changes may still be required, see Note 19 for additional information.

In connection with the sale of Arizona, on March 27, 2023, the outstanding principal balance of $22,505 and accrued interest of $1,165, payable to the original owners of the Arizona business was eliminated. Refer to Note 4 for further details on the sale of Arizona.

Interest expense associated with related party debt payable for the years ended December 31, 2023 and 2022 was $83 and $1,507, respectively.

13.    SHARE CAPITAL

The following activity occurred during the year ended December 31, 2023:

●	In relation to the vesting of 3,262 RSUs, 3,169 Equity Shares were issued due to net settlement.
o	137 shares were forfeited during the period.
●	3,798 Exchangeable Shares were issued in connection with the GSD contingent consideration settlement.
●	233 Exchangeable Shares were issued in connection with the Q2 2023 acquisition of Tahoe Hydro.
●	52 Exchangeable Share was exchanged for 52 Equity Shares related to the Q1 2022 acquisition of Levia.
●	354 Exchangeable Shares were exchanged for 354 Equity Shares related to the Q2 2022 acquisition of Herbal Remedies.
●	9 Exchangeable Shares were converted into 9 Equity Shares.
●	66 Equity Shares were issued for consulting services.
●	15 Exchangeable Shares were exchanged for 15 Equity Shares related to the Oasis acquisition.

The following activity occurred during the year ended December 31, 2022:

●	5 Equity Shares repurchased in 2021 were cancelled, and 82 Equity Shares were repurchased and held in the current year.
●	In relation to the vesting of 2,135 RSUs, 1,459 Equity Shares were issued due to net settlement.
o	78 shares were forfeited during the year.
●	33 Equity Shares were issued in connection with options exercised.
●	1,029 Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Naturals.
●	908 Exchangeable Shares were exchanged for 908 Equity Shares related to the purchase considerations to the CannTech PA, LLC acquisition in 2020
●	329 Exchangeable Shares were issued in connection with the Cultivauna Acquisition.
●	353 Exchangeable Shares were issued in connection with the Herbal Remedies Acquisition
●	76 Equity Shares were issued to a related party for services rendered.
●	1,027 Exchangeable Shares were exchanged for 1,027 Equity Shares related to the Oasis acquisition.
●	71 Exchangeable Shares were converted to Equity Shares.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.    SHARE CAPITAL (Continued)

Warrants

The average remaining life of Warrants is 0.4 years as of December 31, 2023 (2022: 1.4 years) with an aggregate intrinsic value of $nil in 2023 (2022: $nil). The Warrants have an exercise price of $9.07US. The number of Warrants outstanding as of December 31, 2023 and 2022, were as follows:

		Weighted Average
	Number	Fair Value
Balance as of January 1, 2022	2,874	$1,786
No activity	—	—
Balance as of December 31, 2022	2,874	1,786
No activity	—	—
Balance as of December 31, 2023	2,874	$1,786

14.    DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

In May 2023, the Company reached an agreement to amend and settle the terms of contingent consideration under the membership interest purchase agreements of GSD and Sira. The Company recognized a fair value loss during the period of $918 on the settlement of the contingent consideration obligation for GSD and $3,660 on the settlement of the contingent consideration obligation for Sira. Refer to Note 12 for further details on the amended terms of the contingent consideration.

The fair value adjustment relating to derivative liabilities has been included in the statements of operations under “Fair value gain on financial liabilities” as detailed below:

	Year Ended
	December 31,	December 31,
	2023	2022
Gain from FV adjustment on contingent consideration	$27,597	$61,675
Loss from FV adjustment on purchase consideration settlement	—	(1,780)
(Loss) gain from settlement of contingent consideration	(4,578)	3,186
Other	4	7
Total	$23,023	$63,088

15.    STOCK-BASED COMPENSATION

The Company has adopted an equity incentive plan, as amended on May 2, 2021 (“the Plan”), which allows the Company to compensate qualifying Plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby seeking to align the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases. The maximum number of Equity Shares that may be issued under the Plan and any other security-based compensation agreements shall not exceed 12% of the total number of fully diluted shares issued and outstanding from time to time.

In addition, the Company established a restricted stock plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the AcquisitionCo Plan on a one-for-one basis.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.    STOCK-BASED COMPENSATION (Continued)

The stock-based compensation expense is based on either the Company’s share price for service-based and market-based conditions on the date of the grant or the fair value of the performance-based RSU. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the year ended December 31, 2023 there were 650 of both market and performance based RSUs outstanding, totaling 1,300. During the years ended December 31, 2023 and 2022, the Company recognized stock-based compensation relating to RSUs granted in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the years ended December 31, 2023 and 2022, there were 137 and 78 forfeitures of nonvested RSUs, respectively.

During the years ended December 31, 2023 and 2022, 3,262 Equity Shares vested, of which 3,169 were issued due to net settlement, and 2,135 of which 1,459 were issued due to net settlement, respectively. During the years ended December 31, 2023 and 2022, the result of the net settlement was 93 Equity Shares were withheld with a total value of $366, and 676 Equity Shares were withheld with a total value of $5,258 to pay income taxes on behalf of the grantees, respectively. As of December 31, 2023 the average remaining life of unvested RSUs is one year and eleven months with an expected expense over the next 12 months of $9,967 with an aggregate intrinsic value of $16,714 using the stock price as of December 31, 2023 and as of December 31, 2022, the average remaining life of unvested RSUs is one year and three months with an expected expense over the next 12 months of $21,538 with an aggregate intrinsic value of $16,135 using the stock price as of December 31, 2022. The number of RSUs outstanding as of December 31, 2023 and 2022, were as follows:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2022	8,100	$18.83
Granted	741	6.45
Vested	(2,135)	18.58
Forfeited	(78)	15.90
RSUs outstanding and nonvested, as of December 31, 2022	6,628	$17.56
Granted	1,760	1.20
Vested	(3,262)	18.15
Forfeited	(137)	9.09
RSUs outstanding and nonvested, as of December 31, 2023[1]	4,989	$11.64

1 Includes Ayr granted but unvested performance based RSUs (PSUs) totaling 1,300 that do not meet the probability threshold

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.    STOCK-BASED COMPENSATION (Continued)

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company which were fully vested as of the date of acquisition. The range of exercise price is between $10.59 and $29.60. As of December 31, 2023 and 2022,the weighted average remaining life of the options is under six months and under eight months, respectively, with an aggregate intrinsic value of $nil and $nil, respectively. The number of options outstanding as of December 31, 2023 and 2022 were as follows:

	Number of	Weighted Average
	Options	Fair Value
Balance as of January 1, 2022	198	$17.93
Options exercised	(33)	17.93
Balance as of December 31, 2022	165	$17.93
Options expired/cancelled	(6)	17.93
Balance as of December 31, 2023	159	20.30

16.    COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2023 the Company guaranteed the lease obligation of a location related to a third-party that operates a dispensary in New Jersey. The Company is the guarantor of the lease with maximum total payments of $764 and will continue as the guarantor through December 2028. The Company would be required to perform under the guarantee if the third-party is in default. As of December 31, 2023 the Company does not anticipate any defaults under the foregoing lease, and therefore, no liability has been accrued.

As of December 31, 2023 the Company remains jointly liable under a lease related to its former Arizona business. As part of the sale of the Arizona business, the buyer agreed to cause its wholly owned subsidiary (and party to the lease) to perform all lease obligations arising on or after the closing date. The buyer also agreed to indemnify the Company for these same obligations. The lease requires maximum total payments of $10,619 through May 2035. As of December 31, 2023 the Company does not anticipate any defaults under the lease, and therefore, no liability has been accrued.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16.    COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

On March 27, 2020, the U.S. Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law, aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations. Employee Retention Credit (“ERC”) is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The U.S. Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021. The general statute of limitations for employment tax audits is three years, but the Internal Revenue Service’s (“IRS”) ERC guidance has an extended five-year statute. The Company experienced full or partial suspension of portions of the business during the period covered by the ERC due to government orders limiting commerce, travel, or group meeting due to COVID-19. In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354. During the year ended December 31, 2023, the Company received notices from the Internal Revenue Service for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the balance sheet and other income on the statement of operations. In accordance with ASC 958-605, Not-for-Profit Entities—Revenue Recognition, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of December 31, 2023.

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of December 31, 2023, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

17.    FINANCIAL RISK FACTORS

(a) Fair value

Fair value is the price that would be received to sell/acquire an asset or paid to transfer/assume a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a nonfinancial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17.    FINANCIAL RISK FACTORS (Continued)

(a) Fair value (Continued)

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the years ended December 31, 2023 and 2022. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

		December 31, 2023	December 31, 2022
Financial liabilities
Contingent consideration	Level 3	—	$90,090

The following table summarizes the range of inputs used at the initial and subsequent measurement dates to value the contingent consideration for the year ended December 31, 2022 in the table above:

Equity Volatility	55.65 - 85.05%
Revenue Volatility	7.46 - 23.96%
Risk-free Rate	1.62 - 4.67%
Revenue Risk Premium	5.58 - 9.61%
Credit Risk Rate	10.50 - 19.10%
Discount Rate	8.40 - 10.00%

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18.    TAXATION

Income tax is accounted for in accordance with ASC 740, Income Taxes including ASU 2019-12. As the Company operates in the legal cannabis industry, the Company is also subject to the limits of Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except for Illinois, Massachusetts, and New Jersey. Under Section 280E, the Company is generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The Company is treated as a U.S. corporation for the U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Illinois, Nevada, New Jersey, and Ohio.

For the years ended December 31, 2023 and 2022, income tax expense consisted of:

	Year Ended
	2023	2022
Current expense :
Federal	$47,727	$34,121
State	7,112	9,040
Total current expense :	54,839	43,161
Deferred (benefit) expense :
Federal	(6,912)	(3,173)
State	(536)	4,761
Foreign	(1,235)	(232)
Change in valuation allowance	1,235	232
Total deferred (benefit) expense :	(7,448)	1,588
Total income tax expense :	$47,391	$44,749

Interest and penalties included in current tax expense were $9,762 and $nil, respectively, for the years ended December 31, 2023 and 2022.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18.    TAXATION (Continued)

The difference between the income tax expense for the years ended December 31, 2023 and 2022 and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax as follows:

	Year Ended
	2023	2022
Expected income tax recovery	$(9,609)	$(36,147)
Difference in foreign tax rates	(6,030)	(4,311)
State taxes	6,576	13,802
Foreign exchange gain or loss	370	146
Impairment loss	1,327	24,769
Translation adjustment	(226)	669
Unrealized change in fair value of financial liabilities	(4,835)	(13,248)
Acquisition costs	872	147
Interest income inclusion	6,465	4,244
Non-deductible expenses	46,262	58,423
Amortization of debt premium	(815)	(815)
Restricted stock	731	—
Accrued tax penalties and interest	9,762	—
Change in effective tax rate	(1,627)	—
Prior year adjustment	(2,201)	(2,877)
Valuation allowance	1,235	232
Other	(867)	(285)
	$47,391	$44,749

As of December 31, 2023 and 2022, the components of deferred tax assets and liabilities were as follows:

	Year Ended
	2023	2022
Deferred tax assets
Net operating losses	$11,663	$9,515
Share issuance costs	616	1,311
Share-based compensation	210	1,385
Inventory	2,032	1,298
Lease liabilities	1,170	—
Other assets	1,153	763
Total deferred tax assets	16,844	14,272

Deferred tax liabilities
Depreciation	(7,846)	(7,173)
Amortization	(63,320)	(69,440)
Debt financing costs	(584)	(1,202)
Other liabilities	(40)	(86)
Total deferred tax liabilities	(71,790)	(77,901)
Valuation allowance	(10,019)	(8,784)
Net deferred tax liability	$(64,965)	$(72,413)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company assesses the positive and negative evidence to determine if sufficient future taxable income is expected to be generated to use the existing deferred tax assets. On the basis of our assessment, the valuation allowance increased $1,235 and $232, for the years ended December 31, 2023 and 2022, respectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18.    TAXATION (Continued)

As of December 31, 2023 and 2022,the Company had $32,865 and $30,538, respectively of gross Canadian net operating loss carry forwards which will begin to expire in 2037. As of December 31, 2023 and 2022, the Company has $15,688 and $15,867 respectively of various state net operating loss carry forwards which will begin to expire in 2042.

The Company operates in a number of United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with ASC 740 – Income Taxes, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, various state jurisdictions, and Canada, which remain open to examination by the respective jurisdictions for the 2020 tax year to the present.

19.    SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the consolidated financial statements were issued.

Subsequent to December 31, 2023, following the receipt of court and other required regulatory approvals, the Company completed the debt restructuring transactions contemplated in its Support Agreement with the Majority Noteholders, pursuant to which: (i) all of the Senior Secured Notes were exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes” and such exchange, the “Exchange Transaction”); (ii) an additional $40,000 in gross cash proceeds was raised through the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to a 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) as the offering of the New Money Notes was backstopped by one of the Majority Noteholders, such backstop party received a backstop premium on closing payable in the form of 5,948 Equity Shares (the “Backstop Shares”) in the Company, and (iv) holders of the 12.5% Senior Secured Notes received 29,040 Equity Shares (the “New Shares”) in the Company.

In addition, 23,046 warrants (the “Anti-Dilutive Warrants”) were issued to all then-existing shareholders (excluding recipients of the New Shares and the Backstop Shares), which are exercisable for an equal number of Equity Shares for $2.12 per share until February 7, 2026. The Anti-Dilutive Warrants are only exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws. The Anti-Dilutive Warrants started to trade on the CSE on February 14, 2024 under the ticker symbol AYR.WT.U.

In accordance with ASC Subtopic 470-10, since the Exchange Transaction and related transactions have been closed, the Company determined that it met the criteria to classify the existing Senior Secured Notes and certain debts payable as a non-current liability on the balance sheet and in Note 12 as of December 31, 2023 by demonstrating the intent and ability to refinance the short-term obligation prior to the financial statement issuance date.